Exhibit (d)(18)


                                        [English language translation]


                                    [L O G O]

        REXEL'S TENDER OFFER FOR THE MINORITY SHARES OF REXEL, INC. IS A
                                     SUCCESS

Rexel, a subsidiary of Pinault-Printemps-Redoute, announces the success of its tender offer for the shares of Rexel, Inc. it did not previously own. The offer, which expired November 20, results in Rexel owning more than 92% of the shares of Rexel, Inc. This percentage ownership permits Rexel to cause the remaining shares to be sold at US$22.50 per share, being the same price as the offer.

The success of this transaction permits Rexel to strengthen its position in the American market, the most important in the world for the distribution of electrical supplies, and is part of the worldwide growth strategy being pursued by the group. This acquisition will have a positive impact on the earnings per share of Rexel beginning in 1998.

Contact:  Sylvie NOQUE - Pinault-Printemps-Redoute
          Tel. : 01.44.90.63.76 - Fax : 01.44.90.62.76